Exhibit 99.1
Perion Taps into the World’s Largest DOOH Market, Estimated at $5.2B Through
a New Partnership with Way.io, its First Domestic DSP in China

Partnership provides Way.io, which among its partners are Alibaba, Baidu and
Tencent, with access to premium Digital Out of Home (DOOH) inventory on a global scale via the Hivestack Supply Side Platform (SSP)

New York & Tel Aviv- March 11, 2024 – Perion Network Ltd. (NASDAQ and TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, announced today its first domestic Demand Side Platform (DSP) partnership in China with Way.io through its programmatic digital out of home (DOOH) platform, Hivestack.

This collaboration marks a significant milestone in leveraging China's position as the largest DOOH market in the world, with a projected market of $5.2B in 2024, according to Statista. Hivestack's platform is already integrated with 16 of the leading DOOH media owners in China, covering an unparalleled network of over 1 million screens across more than 93k sites and generating access to 203 billion impressions amongst a variety of audiences and popular advertising seasons.

For the first time, Way.io customers in China can activate programmatic DOOH campaigns both in China and globally via Perion’s Hivestack SSP’s worldwide network of premium DOOH inventory. Way.io’s platform is used by many of the world's largest brands, agencies, media owners, and demand partners including Alibaba, JD, NANFU, VIP.com, Meituan and supply partners like Bytedance, Tencent，Baidu，Kuaishou.

"This strategic alliance with Way.io brings new opportunities to China's substantial digital landscape, offering unparalleled access to global digital DOOH properties,” said Tal Jacobson, Perion’s CEO. “This, together with our recent entry into Brazil, marks another significant step in fulfilling Perion's commitment to expand our global footprint".

Aileen Ku, General Manager, China at Hivestack said, “Programmatic DOOH is an increasingly popular option that brings the best of digital technology to traditional OOH. Through this partnership with Way.io, we are able to help Chinese brands engage with Chinese customers by adding our 1 million+ premium DOOH inventory in China into Way.io’s omni-channel platform. With increasing demand for outbound business, we hope to roll out our partnership internationally, providing Way.io with instant access to premium DOOH inventory in over 35 markets.”

Derek Du, Founder & CEO at Way.io added, “The use of programmatic technology ensures the best possible digital outreach in an all-encompassing media mix strategy. As a leading quantitative advertising platform, the core competitive edge lies in data empowerment. With the establishment of a global media network, the partnership with Hivestack is a key element of Way.io's global expansion strategy. This collaboration will offer advertisers a range of innovative media advertising formats that are visually striking, along with new methods of data-driven intelligent ad placements. This enhancement in Way.io's ability to reach a comprehensive media audience not only signals an elevation in domestic programmatic advertising to meet international standards but also marks the official entry into the DSPOOH (DSP+DOOH) digital era. Working together, we look forward to shaping the future!”

For more information and market statistics please see post on the company’s website.

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers. For more information, visit Perion's website at www.perion.com.

About Way.io

Way.io is a prominent player in China's quantitative advertising technology sector. Their primary focus is to deliver programmatic advertising solutions that enhance efficiency for brands and performance-oriented advertisers through quantitative algorithms. They operate as an efficient platform that intelligently connects high-quality traffic with advertiser budgets. With the expertise of a world-class data science team, the Way.io Advertising System boasts advanced quantitative trading algorithms, audience retargeting recognition models , RTA systems, and DMP capabilities. This allows them to engage in media buying across the global advertising market and precisely target advertisements to audiences worldwide. For more information, please visit Way.io

 Forward Looking Statements

This press release and the post on our website linked above contain historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com